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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 1)(1)

                              USA BROADBAND, INC.
                         -------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   90335P 10 1
                                 --------------
                                 (CUSIP Number)

                          Maroon Bells Capital, L.L.C.
                    717 North Forest Avenue, 2nd Floor North
                             Lake Forrest, IL 60045
                                 (847) 295-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 30, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
--------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                       1
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CUSIP NO. 90335P 10 1                   13D                    PAGE 2 OF 7 PAGES

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     MAROON BELLS CAPITAL, L.L.C. - 87-0661687
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /X/
                                                                         (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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 NUMBER OF
                         7    SOLE VOTING POWER
   SHARES                     0
                         -------------------------------------------------------
BENEFICIALLY             8    SHARED VOTING POWER
                              1,299,917
  OWNED BY               -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
   EACH                       0
                         -------------------------------------------------------
 REPORTING               10   SHARED DISPOSITIVE POWER
                              1,299,917
PERSON WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,299,917
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.2%
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14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                       2
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     (1)  Includes 166,667 shares that may be acquired by the reporting person pursuant to a warrant that is exercisable immediately, and 180,250 shares of the issuer's common stock (subject to adjustment) that may be acquired upon conversion of 180,250 shares of the issuer's Series A Convertible Preferred Stock owned of record by the reporting person. Also includes 203,000 shares held of record by Maroon Bells Capital, L.L.C. ("Maroon Bells"), of which the reporting person is a principal, and 500,000 shares of the issuer's common stock that may be acquired by Maroon Bells upon exercise of a warrant.


                                       3
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ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock" or "Issuer's Common Stock"), of USA Broadband, Inc., a Delaware corporation (formerly "Optika Investment Company, Inc.," a Nevada corporation) (the "Issuer"). The Issuer's principal executive office is located at 8450 E. Crescent Parkway, #100, Greenwood Village, CO 80111.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Act, this Statement on Schedule 13D is being filed by Paul A. Moore, an individual (the "Reporting Person" or "Mr. Moore"). Mr. Moore and Maroon Bells Capital, LLC, a Delaware limited liability company ("Maroon Bells"), may be deemed a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Mr. Moore and Maroon Bells are filing separate statements pursuant to Rule 13d-1(k)(2) of the Exchange Act.

     Mr. Moore's business address is Westminster Square, 717 North Forest Ave., 2nd Floor North, Lake Forest, IL 60045. Mr. Moore, a U.S. citizen, is the sole managing member of Maroon Bells.

     Maroon Bells is a merchant banking firm whose principal address is Westminster Square, 717 North Forest Ave., 2nd Floor North, Lake Forest, IL 60045.

     During the past five years, neither Mr. Moore nor Maroon Bells has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor during the past five years has Mr. Moore or Maroon Bells been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of subjecting Mr. Moore or Maroon Bells to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On or about February Moore loaned to the Issuer approximately $250,000, in exchange for which Mr. Moore received a promissory note issued by the Issuer in the principal amount of $250,000 (the "Note") and a warrant to purchase an additional 166,667 shares of the Common Stock (the "Moore Warrant"). Pursuant to the terms of the Note, the principal and accumulated interest of the Note was convertible into shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Stock") at approximately $1.50 per share. On July 13, 2001, Mr. Moore converted the Note into 180,250 shares of the Series A Stock, which stock is immediately convertible into 180,250 shares of Common Stock, subject to adjustment as more particularly set forth in the Issuer's Certificate of Designation, Preferences and Other Rights of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock of USA Broadband, Inc., filed with the Secretary of State of the State of Delaware by the Issuer on July 9, 2001 (the "Certificate of Designation"). Mr. Moore also owns 250,000 shares of the Issuer's common stock.

     Maroon Bells, of which Mr. Moore is the sole owner, owns 203,000 shares of the Issuer's Common Stock. On January 29, 2001, the Issuer issued to Maroon Bells a warrant entitling it to purchase 500,000 shares of the Issuer's Common Stock at an exercise price of $1.50 per share (the "Maroon Bells Warrant") as partial consideration for consulting services. The Maroon Bells Warrant is immediately exercisable.

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ITEM 4. PURPOSE OF TRANSACTION.

     a. PURPOSE OF THE ACQUISITION OF ISSUER'S STOCK. Mr. Moore and Maroon Bells acquired the Issuer's stock that is the subject of this Schedule 13D for the purpose of investment. Maroon Bells has been engaged as an advisor to the Issuer to assist the Issuer in evaluating and structuring potential acquisitions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  AGGREGATE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSON.

     Mr. Moore and Maroon Bells together beneficially own 1,299,917, or 23.2% of the issued and outstanding shares of the Common Stock of the Issuer, which includes 250,000 shares held of record by Mr. Moore, and 346,917 shares which may be acquired by Mr. Moore upon exercise of the Moore Warrant and conversion of a the Series A Stock, as described in Item 3 herein. The number of shares which may be acquired upon conversion of the Series A Stock and Moore Warrant is subject to adjustment for stock splits, combinations, recapitalizations, and the like. In addition, the number of shares which may be acquired upon conversion of the Series A Stock is subject to adjustment pursuant to the terms and conditions set forth in the Certificate of Designation. The 1,299,917 shares also includes 203,000 share of Common Stock held of record by Maroon Bells and 500,000 shares of Common Stock that Maroon Bells may acquire pursuant to exercise of the Maroon Bells Warrant.

     Mr. Moore and Maroon Bells share voting and dispositive power with respect to all 1,299,917 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                        July 30, 2001


                                        /s/ Paul A. Moore
                                        -----------------------------
                                        Paul A. Moore